QIWI Investor Day November 19th, 2018 London Exhibit 99.4

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS «Safe Harbor» Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Kirill Ermakov Technology UpdateKirill Ermakov Technology Update

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